06019353

24 November 2006

**Bradford & Bingley completes acquisition of £670 million loan portfolio from GMAC-RFC**

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £670 million.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total assets, which stood at £43.4 billion on 30 June 2006, by around 1.5%.

All lending in the portfolio is secured on UK residential property and in addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Bradford & Bingley has tested the loan book using its own credit scoring process to confirm that it meets the Group's credit standards.

**Note**

The consideration figures include the assets purchased and a premium payable to the seller.

***Contacts:***

**Investor Relations**
Katherine Conway
+44 (0) 1274 554928
katherine.conway@bbg.co.uk

**Media Relations**
Mandy Pursey
+44 (0) 20 7067 5645
mandy.pursey@bbg.co.uk

END

7 December 2006

## Agreement to acquire mortgage portfolios

Bradford & Bingley plc is pleased to announce that it has today signed a further agreement with GMAC-RFC that allows the Group to acquire up to £4 billion of mortgage portfolios in each of the next three years. This agreement follows the purchase of a number of similar loan portfolios from GMAC-RFC totalling £6.5 billion since September 2002.

The acquisition will be made in four tranches per annum, the size of which will be determined by Bradford & Bingley. The minimum consideration for each tranche will be £350 million up to a combined maximum total of £4 billion per annum.

The assets will be funded from the Group's existing resources.

All lending in the portfolios will be secured on residential property. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolios, Bradford & Bingley will further test the loan books using its own credit scoring process to confirm that they meet the Group's credit standards.

Bradford & Bingley is delighted to cement the long term future of this excellent business relationship.

**Contacts:**

**Investor Relations**
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

**Media Relations**
Simon Moyse, Finsbury
+44 (0) 20 7251 3801

# Pre-close Briefing – 7 December 2006

*"The momentum seen in the first half of the year has continued and we have achieved strong growth during the year whilst maintaining strict cost control. We expect the demographic drivers of our specialist markets to remain positive for the foreseeable future, which should ensure outperformance compared to the wider mortgage market."*
Steven Crawshaw, Group Chief Executive

We expect underlying profit before tax and exceptional items for the full year 2006 to be in line with current market consensus*

**Lending volumes**
- The Lending business has performed very well during the second half of the year, with continued strong new business volumes
- Our pipeline of new business is at record levels
- We have recently agreed with GMAC a forward sale agreement to acquire portfolios of mortgages from them over the next three years, thereby securing the long term future of this excellent business relationship

**Margins**
- As predicted, there has been a small decline in the Group's net interest margin during the second half as a result of the change in the mix of funding to support our balance sheet growth

**Credit Quality**
- Arrears levels have reduced since the half year in absolute numbers and as a percentage of loans
- The impairment charge is likely to be lower in the second half of the year compared to the first half reflecting lower arrears, fewer properties in possession and the ongoing stable credit environment

**Retail and Savings**
- Early indications are that the switch in November from mortgage broking to offering B&B mortgage products in the branches has been well executed and demand is meeting our expectations
- We have generated good growth in retail savings balances, supporting our diversified funding strategy

**Capital**
- We remain, as planned, within our Tier 1 range of 7% - 8% and are working closely with the FSA in preparation for the implementation of Basel II in 2007

**Operating Costs**
- The Group continues to exercise strict cost control whilst investing in growing the business
- As predicted, the year on year rate of cost growth has moderated in the second half, producing a further improvement in the cost:income ratio

**Market**
- We expect to see continued growth in the housing market. Affordability levels remain good by historical standards, despite the recent interest rate rise. Continued house price inflation driven by the underlying shortage of housing should continue to support favourable market conditions
- Our specialist markets remain strong and underpinned by demographic trends

* A B&B poll of 18 analysts' estimates indicates a mean consensus for 2006 underlying profit before tax and exceptional items of £332.8m. The range of forecasts is from £323.5m to £339.2m.

**Conference call details**

Bradford & Bingley will hold a conference call at 0930 hours today with analysts and investors to discuss the information that is contained within this statement.

Live dial in number: +44 (0) 20 8996 3900
Passcode: 787741

Replay dial in: + 44 (0) 1296 618676
Passcode: 278175

The replay of the conference call will also be available on our website at www.bbg.co.uk

**Forthcoming events**

| | |
|---|---|
| 2006 prelim results announcement | 13 February 2007 |
| Ex-dividend date | 21 March 2007 |
| Record date | 23 March 2007 |
| Annual General Meeting | 24 April 2007 |
| Dividend payment date | 04 May 2007 |

**Contacts:**

**Investor Relations**
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

**Media Relations**
Simon Moyse, Finsbury
+44 (0) 20 7251 3801